                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to _____________

                          Commission file number 1-9148




            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE BRINK'S COMPANY
                            (Full title of the Plan)




                               THE BRINK'S COMPANY
          (Name of the issuer of securities held pursuant to the Plan)


                 P.O. BOX 18100
              1801 BAYBERRY COURT
               RICHMOND, VIRGINIA                               23226-8100
         (Address of issuer's principal                         (Zip Code)
               executive offices)


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                          Independent Auditors' Report
                          ----------------------------


The Participants of the 1994 Employee Stock
   Purchase Plan of The Brink's Company:

We have audited the accompanying statements of financial condition of the 1994 Employee Stock Purchase Plan of The Brink's Company (the "Plan") as of December 31, 2003 and 2002, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the 1994 Employee Stock Purchase Plan of The Brink's Company as of December 31, 2003 and 2002, and the income and changes in plan equity for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

KPMG LLP
Richmond, Virginia

March 12, 2004


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            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE BRINK'S COMPANY

                        STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 2003 AND 2002





                                                               2003            2002
---------------------------------------------------------------------------------------
Assets:
Contributions receivable from The Brink's Company      $     1,140,136       1,021,013
---------------------------------------------------------------------------------------
Total assets                                           $     1,140,136       1,021,013
=======================================================================================

Liabilities and Plan equity:
Share purchase obligations                             $     1,140,136       1,021,013
---------------------------------------------------------------------------------------
Total liabilities and Plan equity                      $     1,140,136       1,021,013
=======================================================================================

See accompanying notes to financial statements.



                                       3

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            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE BRINK'S COMPANY

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                  Years Ended December 31, 2003, 2002 and 2001





                                                                     2003             2002              2001
----------------------------------------------------------------------------------------------------------------
Income:
Participant contributions                                     $    2,255,158         1,986,262        1,651,519
----------------------------------------------------------------------------------------------------------------
                                                                   2,255,158         1,986,262        1,651,519
----------------------------------------------------------------------------------------------------------------
Withdrawals:
Contributions transferred or owed to participants' accounts        2,255,158         1,986,262        1,651,519
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in Plan equity                                      -              -                  -
Plan equity-beginning of year                                           -              -                  -
----------------------------------------------------------------------------------------------------------------
Plan equity-end of year                                       $         -              -                  -
----------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


                                       4

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            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE BRINK'S COMPANY

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1.       SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

In May, 2003, the shareholders of The Pittston Company approved a proposal to change the Company's name to "The Brink's Company." The Company's shares now trade on the New York Stock Exchange under the symbol "BCO." The Company's shares previously traded on the New York Stock Exchange under the symbol "PZB."

The following description of the 1994 Employee Stock Purchase Plan of The Brink's Company (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is an "employee stock purchase plan" within the meaning of
Section 423 of the Internal Revenue Code of 1986, as amended, (the "Code") covering all eligible employees of The Brink's Company and its subsidiaries. The Plan years begin on January 1 and end on December 31.

Purchase Price and Transfers of Common Stock
The purchase price (the "Purchase Price") for each share of common stock to be purchased under the Plan is 85% of the Fair Market Value (as defined in the Plan) of such share on either (a) the first day of each six-month period commencing on July 1 or January 1 (the "Offering Date") or (b) the last day of each six-month period from an Offering Date (the "Purchase Date"), whichever is less. The Fair Market Value with respect to shares of common stock is generally defined as the average of the high and low quoted sales price of a share of such stock on the applicable date as reported on the New York Stock Exchange Composite Transactions Tape.

As of the Purchase Date, with respect to each six-month period from an Offering Date to and including the Purchase Date (the "Offering Period"), the amount then in a participant's account is applied to the purchase of the number of whole shares of common stock determined by dividing such amount by the applicable Purchase Price. Any amounts remaining at the end of an offering period are accumulated and used to purchase shares during the next offering period.

The maximum number of shares of Brink's Common Stock which may be issued or allocated pursuant to the Plan is 984,905 of which 920,987 shares had been issued as of December 31, 2003.

Eligibility
Generally, any employee of The Brink's Company or a designated subsidiary (a "Subsidiary") is eligible to participate in the Plan if he or she is customarily employed for at least 20 hours per week; provided, however, that in the case of an employee who is covered by a collective bargaining agreement, he or she shall not be considered an eligible employee unless and until the labor organization representing such individual has accepted the Plan on behalf of the employees in the collective bargaining unit. Any eligible employee shall continue to be an eligible employee during an approved leave of absence provided such employee's right to continue employment with The Brink's Company or a Subsidiary upon expiration of such employee's leave of absence is guaranteed either by statute or by contract with or a policy of The Brink's Company or a Subsidiary. At December 31, 2003 and 2002, the Plan had a total of 980 and 919 participants, respectively.


                                       5

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Participant Contributions
Participants can elect to contribute any whole percentage from 1% up to and including 10% of their annual base rate of pay, including commissions, but generally excluding overtime or premium pay ("Compensation"), up to a maximum of $12,750 per calendar year, provided that the amount withheld by a participant during the Offering Period does not exceed 50% of such participant's Compensation determined on the Offering Date. A participant may reduce (but not increase) the rate of payroll withholding during an Offering Period at any time prior to the end of such Offering Period for which such reduction is to be effective. Not more than one reduction may be made in any Offering Period unless otherwise determined by nondiscriminatory rules. A participant may elect to cease active participation in the Plan at any time up to the end of an Offering Period by filing the appropriate form with the committee that administers the Plan. A participant who elects to cease participation in the Plan may not resume participation in the Plan until after the expiration of the then current Offering Period.

No participant shall have a right to purchase shares of common stock if (a) such participant, immediately after electing to purchase such shares, would own common stock possessing 5% or more of the total combined voting power or value of the stock of The Brink's Company or of any Subsidiary, or (b) the rights of such participant to purchase common stock under the Plan would accrue at a rate that exceeds $25,000 of Fair Market Value of such common stock (determined at the time or times such rights are granted) for each calendar year for which such rights are outstanding at any time.

Refund to Participants if Terminated
In the event of the termination of a participant's employment for any reason, including retirement or death, or the failure of a participant to remain eligible under the terms of the Plan, any amounts credited to such participant's account will be refunded, without interest, to such individual or, in the event of his or her death, to his or her legal representative.

Termination or Amendment of the Plan
The Plan will remain in effect until June 30, 2007, unless extended pursuant to shareholder approval.

The Board of Directors of The Brink's Company may, at any time and from time to time, amend (including, but not limited to, amendments to the Plan to increase the Purchase Price), modify or terminate the Plan, but no such amendment or modification without the approval of the shareholders shall: (a) increase the maximum number of shares of common stock which may be issued pursuant to the Plan; (b) permit the issuance of any shares of common stock at a purchase price less than that provided in the Plan as approved by the shareholders; (c) extend the term of the Plan; or (d) cause the Plan to fail to meet the requirements of an "employee stock purchase plan" under the Code.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Income Taxes
The Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan is not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income (other than dividends) will be taxable to a participant until disposition of the shares purchased under the Plan. Upon the disposition of the shares, the participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period. Dividends received on shares held by the Plan on behalf of a participant are taxable to the participant as ordinary income. Therefore, the Plan does not provide for income taxes.

Administrative Costs
All administrative costs incurred by the Plan are paid by The Brink's Company.

Proposed Amendments to the Plan
At the annual shareholders' meeting on May 7, 2004, the shareholders of The Brink's Company will vote on an Amended and Restated Plan, which will include an increase in the number of shares that may be issued under the Plan by 500,000 shares, the extension of the term of the Plan until June 30, 2010 and the ratification of amendments approved from time to time by the Board of Directors. Such Amendments include eliminating the tracking stock structure, clarifying when employees become beneficial owners of shares purchased under the plan, reflecting new listing arrangements, extending the Plan's term through June 30, 2007, eliminating the six month waiting period for employee participation and changing the name of the Plan to reflect the Company's new name.



                                       7

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                                    Signature
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     1994 Employee Stock Purchase Plan
                                          of The Brink's Company
                                     ---------------------------------
                                              (Name of Plan)





                                  /s/ Frank T. Lennon
                                  ------------------------------------
                                           (Frank T. Lennon
                                   Vice President - Human Resources
                                          and Administration)


March 30, 2004



                                       8

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                         Consent of Independent Auditors
                         -------------------------------




The Participants of the 1994 Employee Stock
  Purchase Plan of The Brink's Company:


We consent to incorporation by reference in the registration statement (Nos. 333-70758, 333-78631 and 33-53565) on Form S-8 of The Brink's Company of our report dated March 12, 2004, relating to the statements of financial condition of the 1994 Employee Stock Purchase Plan of The Brink's Company as of December 31, 2003 and 2002, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2003, which report appears in the 2003 Annual Report on Form 11-K of the 1994 Employee Stock Purchase Plan of The Brink's Company.


/s/ KPMG LLP


KPMG LLP
Richmond, Virginia

March 30, 2004